UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM SD

Specialized Disclosure Report

ELECTRAMECCANICA VEHICLES CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-38612	98-1485035
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8057 North Fraser Way Burnaby, British Columbia, Canada	V5J 5M8
(Address of principal executive offices)	(Zip Code)

Mark Orsmond
(604) 428-7656
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 and Section 13(p) of the Securities Exchange Act of 1934, as amended, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Regulations”), ElectraMeccanica Vehicles Corp. (the “Company”) is required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined by paragraph (d)(3) of Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

Conflict minerals are necessary to the functionality of certain of the Company’s products. As required in the Conflict Regulations, the Company has conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. For its RCOI, the Company engaged with its suppliers that provided it with products or components that it determined were likely to contain conflict minerals and asked them to complete an industry developed template of information about the source and chain of custody of those conflict minerals. Based on the responses it received, the Company was unable to reasonably conclude that all of the conflict minerals contained in its products did not originate in the Democratic Republic of the Congo or an adjoining country or came from recycled or scrap sources. Therefore, the Company performed due diligence on the source and chain of custody of its conflict minerals in accordance with the Conflict Regulations and Form SD.

Conflict Minerals Disclosure

The Company has filed a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and is incorporated herein by reference. Such report is also publicly available on the Company’s website at the following web address: https://ir.emvauto.com/filings/sec-filings/default.aspx. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD of the Conflict Minerals Report.

Item 1.02. Exhibit

Information concerning conflict minerals required by the Conflict Regulations is included in Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

SECTION 2. RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

SECTION 3. EXHIBITS

Item 3.01. Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2022 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ElectraMeccanica Vehicles Corp.

By:	/s/ Mark Orsmond	Date: July 21, 2023
Mark Orsmond
Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2022 as required by Items 1.01 and 1.02 of this Form.